SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                               Westway Group, Inc.
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                                (Name of Issuer)

                     Class A Common Stock, $0.0001 par value
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                         (Title of Class of Securities)

                                    96169B100
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                                 (CUSIP Number)

                                  Brian Taylor
                     c/o Pine River Capital Management L.P.
                               601 Carlson Parkway
                                    Suite 330
                              Minnetonka, MN 55305
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              September 24, 2010
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 96169B100
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Pine River Capital Management L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,000,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,000,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%

14.  TYPE OF REPORTING PERSON

     IA, PN

CUSIP No. 96169B100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Nisswa Acquisition Master Fund Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,000,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,000,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 96169B100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Brian Taylor

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,000,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,000,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 96169B100
          ---------

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Item 1.  Security and Issuer.

     The name of the issuer is the Westway Group, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 365 Canal Street, Suite 2900, New Orleans, LA 70130. This schedule relates to the Issuer's Class A Common Stock, $0.0001 par value (the "Shares").

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Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Pine River Capital Management L.P., a Delaware limited partnership (the "Investment Manager"), Nisswa Acquisition Master Fund Ltd., a Cayman Islands exempted company (the "Fund") and Brian Taylor, the managing member of Pine River Capital, LLC, the general partner of the Investment Manager (the "Managing Member") (each a "Reporting Person" and collectively the "Reporting Persons"). The principal business address of the Investment Manager and the Managing Member is located at 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305, United States of America.

     (d) Brian Taylor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Pine River Capital Management L.P. may be deemed to beneficially own 1,000,000 Shares.

     As of the date hereof, Nisswa Acquisition Master Fund Ltd. may be deemed to beneficially own 1,000,000 Shares.

     As of the date hereof, Brian Taylor may be deemed to beneficially own 1,000,000 Shares.

     The Reporting Persons are deemed to beneficially own the Shares because they own 1,000,000 warrants convertible into the Shares of the Issuer at an exercise price of $5.00 per share.

     No borrowed funds were used to purchase the warrants convertible into the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business including leverage.

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Item 4.  Purpose of Transaction.

     As of September 24, 2010, the Reporting Persons validly tendered and received payment for 5,038,596 warrants to the Issuer in connection with the Issuer's tender offer statement dated August 9, 2010 as amended or supplemented filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

     The Reporting Persons have acquired warrants convertible into the Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the warrants convertible into the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

     The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Board, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

     The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

     The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Board, the Issuer's shareholders and others.

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Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Pine River Capital Management L.P. may be deemed to be the beneficial owner of 1,000,000 Shares, or 6.7% of the Shares of the Issuer, based upon the 14,957,933* Shares outstanding according to the Issuer's most recent Form 10-Q.

     Pine River Capital Management L.P. has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 1,000,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 1,000,000 Shares to which this filing relates.

     Pine River Capital Management L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     As of the date hereof, Nisswa Acquisition Master Fund Ltd. may be deemed to be the beneficial owner of 1,000,000 Shares, or 6.7% of the Shares of the Issuer, based upon the 14,957,933* Shares outstanding according to the Issuer's most recent Form 10-Q.

     Nisswa Acquisition Master Fund Ltd. has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 1,000,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 1,000,000 Shares to which this filing relates.

     Nisswa Acquisition Master Fund Ltd. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     As of the date hereof, Brian Taylor may be deemed to be the beneficial owner of 1,000,000 Shares, or 6.7% of the Shares of the Issuer, based upon the 14,957,933* Shares outstanding according to the Issuer's most recent Form 10-Q.

     Brian Taylor has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 1,000,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 1,000,000 Shares to which this filing relates.

     The 1,000,000 Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, the Reporting Persons may engage in any or all of the items discussed in Item 4 above.

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     * The number of outstanding shares is based on the 13,899,033 Shares the
Company reported outstanding as of August 9, 2010, adjusted for warrants held by the Reporting Persons.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Joint Filing Agreement

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

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 September 27, 2010
                                 ----------------------------------------
                                         (Date)


                                 Pine River Capital Management L.P.*

                                 By: /s/ Brian Taylor
                                 ----------------------------------------
                                 Name:  Brian Taylor
                                 Title: Managing Member of the General Partner


                                 Nisswa Acquisition Master Fund Ltd.*
                                 By: Pine River Capital Management L.P.
                                 By: Brian Taylor, Managing Member
                                     of the General Partner

                                 By: /s/ Brian Taylor
                                 ----------------------------------------


                                  /s/ Brian Taylor*
                                 ----------------------------------------
                                 Brian Taylor

* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated September 27, 2010 relating to the Class A Common Stock, $0.0001 par value of Westway Group, Inc. shall be filed on behalf of the undersigned.

                                 Pine River Capital Management L.P.*

                                 By: /s/ Brian Taylor
                                 ----------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner

                                 Nisswa Acquisition Master Fund Ltd.*
                                 By: Pine River Capital Management L.P.
                                 By: Brian Taylor, Managing Member
                                     of the General Partner

                                 By: /s/ Brian Taylor
                                 ----------------------------------------


                                 /s/ Brian Taylor*
                                 ----------------------------------------
                                 Brian Taylor

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.